File No. 82-188
July 27, 2007

Re: Kirin Holdings Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

Kirin Holdings comment on its possible investment in National Foods Ltd.
Revision of Interim Forecasts
Kirin and Terumo announce a basic agreement on a business collaboration

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By ______________

Name: Makoto Ando
Title: IR Manager,
Corporate Communications Dept.

July 5, 2007

Kirin Holdings comment on its possible investment in National Foods Ltd.
(English Translation)

KIRIN HOLDINGS COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	(URL http://www.kirinholdings.co.jp/english/)
Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Ippei Maeda, General Manager, Corporate Communications Department

Telephone: 81-3-5540-3455 from overseas

Kirin Holdings Company, Limited ("Kirin") today announced that Kirin and its affiliate San Miguel Corporation ("San Miguel," headquartered in Manila, the Philippines) are under preliminary discussions on a possible investment by Kirin in National Foods Limited ("National Foods," headquartered in Australia).

National Foods develops its core businesses of dairy products and soft drinks, and is a wholly-owned subsidiary of San Miguel.

Further details are currently under discussion.

July 9, 2007

Revision of Interim Forecasts

KIRIN HOLDINGS COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirinholdings.co.jp/english/)
Code No.: 2503
Shares Listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative: Mr. Kazuyasu Kato, President
For further information, please contact: IR Section, Corporate Communications Department
Telephone: 81-3-5540-3455 from overseas

Kirin Holdings Company, Limited ("Kirin"), based on recent trends in business performance and others, today announced revisions of consolidated and non-consolidated forecasts for the interim period of the fiscal year ending December 31, 2007. The previous forecasts were announced with the release of the results for the previous year on February 7, 2007.

1. Revisions of consolidated interim forecasts (January 1, 2007 to June 30, 2007) (¥million, %)

	Sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	859,000	38,000	37,000	10,000
Revised (B)	837,000	40,000	42,000	15,000
Change (B) – (A)	(22,000)	2,000	5,000	5,000
Change (%)	(2.6)	5.3	13.5	50.0
Previous interim results (To June 30, 2006)	782,722	44,991	47,159	18,973

2. Revisions of non-consolidated interim forecasts (January 1, 2007 to June 30, 2007) (¥million, %)

	Sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	447,000	11,000	29,000	19,000
Revised (B)	425,000	14,000	32,000	22,000
Change (B) – (A)	(22,000)	3,000	3,000	3,000
Change (%)	(4.9)	27.3	10.3	15.8
Previous interim results (To June 30, 2006)	438,282	17,906	38,673	26,708

3. Reasons for revisions

(1) Consolidated

Consolidated forecasts have been revised according to the revisions at the non-consolidated level and to the good performance at the Company's affiliate San Miguel Corporation

(2) Non-consolidated

・ Cost savings on promotion and advertising fees, and delay in application for portion of the payment to second half of the fiscal year

・ Better-than-expected performance at pharmaceutical business

As a result of the factors such as above, forecast consolidated net income for the interim period is ¥15.0 billion, 50.0% higher than the previous forecast.

Consolidated and non-consolidated forecasts for the full year will be presented at the interim results announcement scheduled on August 3rd, 2007.

July 19, 2007

News Release

Kirin Pharma Company, Limited
Terumo Corporation
Kirin Holdings Company, Limited

Kirin and Terumo announce a basic agreement on a business collaboration

On July 19, 2007, Kirin Pharma Company, Limited (Tokyo, Japan; President and Chairman of the Board of Directors, Katsuhiko Asano; hereinafter, "Kirin Pharma") and Terumo Corporation (Tokyo, Japan; Representative Director & President, Akira Takahashi; hereinafter, "Terumo") agreed upon collaboration to strengthen business operations in medical field and to further consolidate future growth strategies. In conjunction with this business collaboration, the above companies also agreed to mutually acquire the other party's shares with the objective of solidifying such collaboration.

Kirin Pharma and Terumo have a history of business collaboration, including the joint R&D of prefilled syringe preparations ※1, and mutually recognized the need to forge an even stronger partnership in their efforts by expanding in the future into a more diverse and wider range of business operations in the fields of pharmaceutical products and medical equipments. The agreement was thus made in order to achieve such common vision of Kirin Pharma and Terumo.

※ 1 Prefilled syringe preparation: A pharmaceutical preparation filled in advance into syringes. As these drugs do not require transfer from ampules or vials to syringes before administration, their use has various merits, such as the prevention of infection and medication errors and enhanced efficiency of hospital operations.

Kirin Pharma, Terumo and Kirin Holdings Company, Limited (President and CEO, Kazuyasu Kato; hereinafter, "Kirin Holdings"), the holding company of the Kirin Group, reached the following arrangement for a mutual investment. Kirin Pharma in the market acquires Terumo shares worth 10 billion yen, and Terumo also in the market acquires Kirin Holdings shares worth 10 billion yen, both by December 28th, 2007. Terumo acquires Kirin Holdings shares because Kirin Pharma's shares are not publicly traded.

【Summary of collaboration】

1) Summary of business collaboration

The summary of the business collaboration between the companies is as follows:

- Strengthening of joint R&D as well as future manufacturing of prefilled syringe preparations
- Investigation for R&D of products integrating the liposome technology ※2 owned by Terumo and Kirin Pharma's pharmaceutical research asset
- Investigation of joint projects and other cooperation regarding treatment of chronic kidney disease

※ 2 Liposome technology: Liposomes are microscopic particles composed of lipids. Because drugs can be enclosed in liposomes or their membranes for transport to specific sites, liposome technology has attracted attention as a drug delivery system (DDS). The use of liposomes is expected to enhance drug efficacy while reducing side effects.

2) Summary of mutual investment

The planned number of shares to be acquired and its proportion to the total number of shares issued for each company are as follows:

- Total number of shares issued by Kirin: 984,508,387
  Planned number of shares to be acquired by Terumo: 5,491,488 (approximately 0.6% of the total number of shares issued)
- Total number of shares issued by Terumo: 210,876,260
  Planned number of shares to be acquired by Kirin Pharma: 2,164,502 (approximately 1.0% of the total number of shares issued)

※ All figures are estimated based on the closing share prices on the Tokyo Stock Exchange on July 18, 2007.

Company profiles

■ Kirin Pharma Company, Limited

1. Location: 6-26-1 Jingumae, Shibuya-ku, Tokyo
2. Capital: 3 billion yen
3. President and Chairman of the Board of Directors: Katsuhiko Asano
4. Sales: 67.2 billion yen (consolidated segment sales for the fiscal year ending December 2006)
5. Main business: Manufacturing and sales of pharmaceutical products

■ Terumo Corporation

1. Location: 44-1, 2-chome, Hatagaya, Shibuya-ku, Tokyo
2. Capital: 38.7 billion yen
3. Representative Director & President: Akira Takahashi
4. Sales: 276.4 billion yen
5. Main business: Manufacture and sales of medical products and equipment, including pharmaceuticals, nutritional food supplement, blood bags, disposable medical devices, cardiovascular systems, vascular grafts, peritoneal dialysis, blood glucose monitoring system, medical electronic, and digital thermometers.

■ Kirin Holdings Company, Limited

1. Location: 2-10-1 Shinkawa, Chuo-ku, Tokyo
2. Capital: 102.045 billion yen
3. President and CEO: Kazuyasu Kato
4. Sales: 1.6659 trillion yen (on a consolidated basis, for the fiscal year ending December 2006)
5. Main business: Strategic management and oversight of Group, and provision of specialized services". Please select the most appropriate version.]

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